UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January 2018

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated January 24, 2018

RELEVANT INFORMATION

In relation to the incident that occurred on January 15, 2018 on the Chirajara bridge located at Km. 64 of the Bogotá-Villavicencio highway, Grupo Aval Acciones y Valores S.A. ("Grupo Aval") informs that at this moment, in addition to giving priority to the attention of those affected, it is evaluating all the financial implications that this event could have on Coninvial S.A.S. (constructor consortium in charge of the road), Concesionaria Vial de los Andes - Coviandes S.A. (concessionaire awarded with the construction of the highway), Corficolombiana S.A., direct and indirect shareholder in 60% of both companies, and on Grupo Aval, parent company of Corficolombiana.

The preliminary evaluation indicates that the insurance policies contracted by Gisaico S.A., subcontractor in charge of the construction of the bridge, would be sufficient to cover all the costs associated with this accident.

Finally, Coviandes S.A. is in talks with the National Infrastructure Agency (“ANI”) in order to define the next steps that would allow continuity of the project as soon as possible.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel